UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of December, 2003

Commission file No. 1-14228

Cameco Corporation

(Translation of Registrant’s Name into English)

2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX
SIGNATURE
PRESS RELEASE

EXHIBIT INDEX

Exhibit No.	Description	Page No.

1.	Press Release dated December 5, 2003	3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cameco Corporation

Date: December 5, 2003	By:	/s/ “Gary M.S. Chad” Gary M.S. Chad Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary

Listed	Symbol	web site address:

TSX NYSE	CCO CCJ	www.cameco.com

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3  Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Adds Board Member and Declares Fourth Quarter Dividend

Saskatoon, Saskatchewan, Canada, December 5, 2003   .   .   .   .   .   .   .   .   .   .   .   .

Cameco Corporation announced today that its board of directors appointed Oyvind Hushovd as a board member until the next shareholders’ meeting.

Oyvind Hushovd is currently the chairman and chief executive officer of Gabriel Resources and previously held the position of president and chief executive officer at Falconbridge Ltd. He joins 11 other directors: John S. Auston, Joe F. Colvin, Harry D. Cook, James R. Curtiss, George S. Dembroski, Gerald W. Grandey, Nancy E. Hopkins, J.W. George Ivany, A. Neil McMillan, Robert W. Peterson and Victor J. Zaleschuk who is Cameco’s chair.

Cameco’s board also declared a quarterly dividend of $0.150 (Cdn) per share, payable on January 15, 2004 to shareholders of record on December 31, 2003.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium supplier. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

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Media & investor inquiries: Lyle Krahn (306) 956-6316